Exhibit 99.2
Translation

FEDERAL CARTEL OFFICE 7th Division The Rapporteur	53113 Bonn Kaiser-Friedrich-Str. 16 Tel: (0228) 94 99-506 Reception: (0228) 94 99-0 Fax: (0228) 94 99-400 martina.mueller@bundeskartellamt.bund.de

Case nr: B 7 — 42/09

22 April 2009
Attorneys
Jones Day
Dr. Carsten Gromotke
Hochhaus am Park
Grüneburgweg 102
60323 Frankfurt am Main
—advance copy by fax: 069/97 26 39 93—

Re:	Venturbay Consultants Private Limited, Pune (IND); Acquisition of sole control over Satyam Computer Services Ltd., Hyderabad (IND); Notification according to Section 39, paragraph 1 ARC

Re:	Your notification of 20 April 2009
Dear Dr. Gromotke,
The notified concentration does not fulfill the criteria for prohibition of Section 36 paragraph 1 ARC. It may be completed. Please inform the Federal Cartel Office immediately about the completion (Section 39 paragraph 6 ARC).
With regard to the fee, based on Section 80, paragraph 1, 2nd sentence, nr 1, paragraph 2, 1st and 2nd sentence, nr 1 ARC, the Division of the Federal Cartel Office considers the acquisition to be of minor importance and has consequently fixed the administrative fee at:
5.000,00 Euro

Please transfer this amount until the 20 May 2009 to the account of:
Bundeskasse Trier
Deutsche Bundesbank, Filiale Saarbrücken
Bank code: 590 000 00
Account nr: 590 010 20
For payments from foreign countries:
IBAN (International Bank Account Number): DE81 5900 0000 0059 0010 20
BIC (Bank Identification Code): MARKDEF 1590
Please provide the following reference:
810600196386
Please ensure that you provide the above mentioned reference since your payment cannot be processed without it.
Please inform us in case you would like a formal administrative decision concerning the fee.
Sincerely yours,
Martina Müller

2